Exhibit 99.5

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Rio Tinto

2007 Notice of annual general meeting
Supplying essential resources

Rio Tinto

This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto Limited, please hand this document, the accompanying 2006 Annual report and financial statements or 2006 Annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 9.30am on Friday, 27 April 2007 in the Grand Ballroom, Burswood Convention Centre, Great Eastern Highway, Perth, Western Australia.

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Letter from the chairman

Rio Tinto Limited
(ABN 96 004 458 404)

120 Collins Street
Melbourne 3000

9 March 2007

Dear Shareholder

I am pleased to invite you to Rio Tinto Limited’s 2007 annual general meeting, which will be held at 9.30am on Friday, 27 April 2007 in the Grand Ballroom, Burswood Convention Centre, Great Eastern Highway, Perth, Western Australia.

Your participation in the annual general meeting is important to Rio Tinto. If you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply-paid envelope provided. If you are unable to attend, please complete and return the enclosed proxy form. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself.

The formal notice of meeting and the resolutions to be proposed are set out on pages 2 and 3. Full explanatory notes on each resolution may be found on pages 4 to 12.

Broadly, resolutions 1 and 2 relate to the regular renewal of Rio Tinto Limited’s buyback authorities. Resolution 3 proposes a change to the Rio Tinto Limited constitution and the Rio Tinto plc articles of association following the implementation in the United Kingdom of the European Union Directive on Takeover Bids. Resolutions 4-8 concern the election and re-election of directors, while resolutions 9, 10 and 11 deal respectively with the re-appointment of auditors, approval of the remuneration report and receipt of the financial statements and the reports of the directors and of the auditors. This year, in addition to the normal re-election of directors retiring by rotation, we are also asking shareholders to elect Michael Fitzpatrick as a director. Michael, who was appointed on 6 June 2006, is an independent non-executive director based in Australia. A short biography is set out in the explanatory notes to the notice of meeting.

At the annual general meeting there will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each of the resolutions as it arises and will take questions on the 2006 Annual report and financial statements when we are considering that item of business at the meeting.

Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

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The parallel Rio Tinto plc meeting this year will take place on 13 April 2007. The overall results of the joint electorate vote will be announced to the media and relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting. The results will be advertised in The Australian and may also be obtained from Rio Tinto Limited’s Share Registry on toll free (from within Australia) 1800 813 292 or on +61 3 9415 4030 (from outside Australia) after 27 April 2007.

Each year we send an increasing level of documentation to shareholders. Most shareholder documentation, together with other Rio Tinto publications, are available on the Rio Tinto website. To help us reduce our impact on the environment you may request to receive these electronically by email. If you would like to receive these documents electronically, please register on the Rio Tinto website www.riotinto.com

The board and I look forward to your participation at the annual general meeting and thank you for your continued support.

Yours sincerely

Paul Skinner
Chairman

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2007 Notice of meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held in the Grand Ballroom, Burswood Convention Centre, Great Eastern Highway, Perth, Western Australia on Friday, 27 April 2007 at 9.30am for the following purposes:

Special business

Resolution 1 Renewal of off-market and on-market share buyback authorities

To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:

“That approval is hereby given to buybacks by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (Ordinary Shares) in the period following this approval until (and including) the date of the Rio Tinto Limited 2008 annual general meeting or 26 April 2008 (whichever is the later):

(a)	under one or more off-market buyback tender schemes in accordance with the terms described in the explanatory notes which accompany this Notice (the Buyback Tenders); and

(b)	pursuant to on-market buybacks by Rio Tinto Limited in accordance with the Listing Rules of the Australian Stock Exchange,

but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution, whether under any Buyback Tenders or pursuant to any on-market buybacks, does not in that period exceed 28.5 million Ordinary Shares.”

Resolution 2 Renewal of authorities to buy back shares held by Rio Tinto plc

To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:

“That approval is hereby given to buybacks by Rio Tinto Limited of Ordinary Shares from Tinto Holdings Australia Pty Limited (THA) in the period following this approval until (and including) the date of the Rio Tinto Limited 2008 annual general meeting or 26 April 2008 (whichever is the later) upon the terms and subject to the conditions set out in the draft buyback agreement between Rio Tinto Limited and THA (entitled ‘2007 RTL-THA Agreement’), a copy of which has been produced to the meeting and is for the purposes of identification marked “A” and initialled by the Chairman.”

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Resolution 3 Amendments to the constitution and articles of association

To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution on which the holder of the Special Voting Share shall be entitled to vote in accordance with Rule 74(c)(i) of Rio Tinto Limited’s constitution:

“That, subject to the consent in writing of the holder of the Special Voting Share, Rule 145 of Rio Tinto Limited’s constitution be deleted in its entirety and Rule 145 as set out in the document which has been produced to the meeting (and is for the purpose of identification marked "B" and initialled by the Chairman) be substituted therefor and Article 64 of Rio Tinto plc’s articles of association be deleted in its entirety and Article 64 as set out in the document which has been produced to the meeting (and is for the purpose of identification marked "C" and initialled by the Chairman) be substituted therefor.”

Ordinary business

Resolution 4	To elect Michael Fitzpatrick as a director.

Resolution 5	To re-elect Ashton Calvert as a director.

Resolution 6	To re-elect Guy Elliott as a director.

Resolution 7	To re-elect Lord Kerr as a director.

Resolution 8	To re-elect Sir Richard Sykes as a director.

Resolution 9	Re-appointment of auditors of Rio Tinto plc and to authorise the Audit committee to determine the auditors’ remuneration

To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc to hold office until the conclusion of the next annual general meeting at which accounts are laid before Rio Tinto plc and to authorise the Audit committee to determine the auditors’ remuneration.

Resolution 10 Approval of Remuneration report

To approve the Remuneration report for the year ended 31 December 2006 as set out in the 2006 Annual review and the 2006 Annual report and financial statements.

Resolution 11 Receipt of reports and financial statements

To receive the Company’s financial report and the reports of the directors and auditors for the year ended 31 December 2006.

By order of the Board

Stephen Consedine
Secretary
120 Collins Street
Melbourne Victoria 3000

9 March 2007

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Notes

For the purposes of the Corporations Act, Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 10.00pm Australian Eastern Standard Time on Wednesday, 25 April 2007 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.

A proxy form accompanies this notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of Rio Tinto Limited. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting Rio Tinto Limited’s share registry or you may copy the enclosed form.

A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes will be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555, by 11.30am Australian Eastern Standard Time on Wednesday, 25 April 2007.

The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the ‘Shareholder Information’ section of the 2006 Annual review and 2006 Annual report and financial statements.

Of the resolutions proposed at this year’s meeting, resolutions 1 and 2 will be put to Rio Tinto Limited shareholders only. Resolution 3 will require separate special resolutions of the public shareholders of both companies. Each of the remaining resolutions will be dealt with under the joint electoral procedure.

The following documents may be inspected at Rio Tinto Limited’s registered office during normal business hours on any business day from the date of this notice of meeting until the close of Rio Tinto Limited’s annual general meeting on Friday, 27 April 2007, and also at the Grand Ballroom, Burswood Convention Centre, Great Eastern Highway, Perth, Western Australia for at least 15 minutes prior to and during Rio Tinto Limited’s annual general meeting:

(a)	A copy of the proposed buyback agreement between Rio Tinto Limited and THA (entitled ‘2007 RTL-THA Agreement’) for the off-market purchase of up to all the shares held by THA.

(b)	A copy of Rio Tinto Limited’s constitution (including the proposed amendments to Rule 145) and a copy of Rio Tinto Limited’s constitution marked to show the proposed amendments.

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(c)	A copy of the articles of association of Rio Tinto plc (including the proposed amendments to Article 64) and a copy of the articles of association of Rio Tinto plc marked to show the proposed amendments.

Shareholders eligible to vote at this meeting may submit written questions to the auditors, PricewaterhouseCoopers, to be answered at the meeting, provided the question is relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2006. Written questions must be received by no later than 5.00pm Australian Eastern Standard Time on Thursday, 19 April 2007. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to the auditors should be sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555.

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Explanatory notes

Explanatory notes on the resolutions to be proposed at the 2007 annual general meeting.

Capital management programme

The current strength of the Rio Tinto Group’s cash flow means that in addition to comfortably funding current planned investments, cash surplus to the Group’s immediate needs can be returned to shareholders, while maintaining the flexibility to take advantage of acquisitions and expansion opportunities as and when they arise. Accordingly, on 27 October 2006, Rio Tinto announced, in addition to the US$600 million remaining from the US$4 billion programme announced on 2 February 2006, an intention to return a further US$3 billion to shareholders by the end of 2007. Since October 2005, US$4.486 billion has been returned to shareholders, US$1.5 billion in the form of a special dividend paid to Rio Tinto Limited and Rio Tinto plc shareholders in April 2006 and US$2.986 billion through the purchase of Rio Tinto plc shares. On 1 February 2007 Rio Tinto also announced a re-basing of its ordinary dividend with an increase of 30 per cent.

The overall purpose of the buyback resolutions being put to shareholders at the annual general meetings is to provide the Group with flexibility in the conduct of its capital management initiatives, whether through on or off-market share buybacks in either Rio Tinto Limited or Rio Tinto plc.

When returning cash to shareholders through buying back shares, the directors take a number of matters into account in determining which shares to buy back, including any differential between the Rio Tinto Limited and Rio Tinto plc share prices. The shares in Rio Tinto plc are presently trading at an average discount of approximately 10 per cent to the shares in Rio Tinto Limited. The directors are presently of the view that it is in the best interests of all shareholders in the Rio Tinto Group for the capital management programme to be implemented by buying back Rio Tinto plc shares. However, to maintain flexibility, the directors believe that they should obtain shareholder approvals to undertake a range of buybacks, should the directors decide it is in the best interests of Rio Tinto Limited to undertake them, although no decision has been made whether there will be any buybacks in Rio Tinto Limited and, if there are such buybacks, whether they would be off-market or on-market. Resolution 1 asks shareholders to renew approval for buybacks by Rio Tinto Limited of its fully paid ordinary shares (Ordinary Shares) under off-market buyback tenders and/or on-market purchases. In addition, under resolution 2 Rio Tinto Limited is seeking to renew its authority to buy back up to all the Ordinary Shares held by Tinto Holdings Australia Pty Limited (THA) in Rio Tinto Limited. As described in more detail below, Rio Tinto Limited proposes to buy back shares from THA this year. THA is a wholly owned subsidiary of Rio Tinto plc that currently holds approximately 37.5 per cent of the Ordinary Shares in Rio Tinto Limited.

Whether Rio Tinto Limited undertakes any buybacks (either under the specific authorities granted in resolutions 1 or 2 or pursuant to the general provisions in the Corporations Act allowing buybacks without shareholder approval), and the precise manner and timing of any such buybacks, if they do take place, will be determined by, among other things, prevailing market conditions.

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Resolutions 1 and 2 are to be voted on by Rio Tinto Limited’s shareholders only and further details on these resolutions are set out below.

As usual, the intention is also to seek Rio Tinto plc shareholder approval to renew the existing authority for Rio Tinto plc and Rio Tinto Limited (or any subsidiary) to make on-market purchases of shares in Rio Tinto plc. This authority will allow Rio Tinto Limited (or any subsidiary) to purchase shares in Rio Tinto plc and for those shares to be repurchased by Rio Tinto plc, on the terms of an agreement between the Companies referred to as the “UK Purchase Agreement”. While it is the intention to exercise the authority to buy back Rio Tinto plc shares, the precise extent, manner and timing of such purchases will be determined by, among other things, prevailing market conditions.

To date, buybacks of Rio Tinto plc shares on-market have been done by Rio Tinto plc. However, it is the intention, if it is in the best interests of shareholders to do so, for Rio Tinto Limited to purchase ordinary shares in Rio Tinto plc on-market to assist the Group in carrying out its capital management initiatives.

The DLC Sharing Agreement contains the equalisation principles which ensure that entitlements to capital and income will be the same for all continuing shareholders regardless of whether Rio Tinto plc’s or Rio Tinto Limited’s shares are purchased or which company acts as the purchaser.

It is the intention that any shares so acquired by Rio Tinto Limited (or any subsidiary) in Rio Tinto plc will be repurchased by Rio Tinto plc in accordance with the terms of the proposed UK Purchase Agreement. These terms, which require approval from Rio Tinto plc shareholders at the 2007 annual general meeting of Rio Tinto plc, will provide for each parcel of shares to be repurchased for a price between nominal consideration of 1 penny and market value. It is expected that this repurchase will occur for nominal consideration. Under the dual listed companies arrangements, it is immaterial to the shareholders of either Company if Rio Tinto Limited makes a gain or a loss on these transactions. From the perspective of the Group’s cash, gearing and resources, it makes no difference whether Rio Tinto plc shares are bought back directly by Rio Tinto plc or bought by Rio Tinto Limited and sold to Rio Tinto plc, as these transactions are internal to the Rio Tinto Group.

If a nominal price is paid by Rio Tinto plc for the shares bought by Rio Tinto Limited on-market, it will result in a reduction of Rio Tinto Limited’s retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). Having regard to the level of Rio Tinto Limited’s retained earnings, the directors have concluded that the proposed transactions can be completed without constraining Rio Tinto Limited’s ability to maintain its progressive dividend policy and to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Under the dual listed companies agreements, the approval for buybacks by Rio Tinto plc, and the on-market purchases of Rio Tinto plc shares discussed above, is voted on by Rio Tinto plc shareholders only. Similarly, the approval for Rio Tinto Limited to buy back shares in Rio Tinto Limited held by Rio Tinto plc is voted on by Rio Tinto Limited shareholders only. As any sale by Rio Tinto Limited to Rio Tinto plc is an internal Rio Tinto Group transaction only, the Australian Securities Exchange (ASX) has granted a waiver from ASX Listing Rule 10.1 to the extent that the rule may have required shareholder approval.

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The directors will only buy back shares, whether on-market or off-market and whether in Rio Tinto Limited or in Rio Tinto plc and sell any shares under the UK Purchase Agreement, where they believe it is in the best interests of the relevant Company and the Rio Tinto Group to do so.

No shares have been bought back by Rio Tinto Limited under the authorities obtained in 2006. As at 9 February 2007, 43,000,000 Rio Tinto plc ordinary shares have been bought back on-market by Rio Tinto plc under the authority granted by shareholders at the 2006 annual general meeting.

Resolution 1 – Renewal of off-market and on-market share buybacks authorities

The board is seeking shareholder approval under resolution 1 to make off-market purchases of Ordinary Shares during the period until the 2008 annual general meeting or 26 April 2008 inclusive (whichever is the later) under one or more off-market buyback tender schemes (the Buyback Tenders) or on-market, but subject to the cap discussed below. Such specific authority is in addition to Rio Tinto Limited’s ability to undertake buybacks under the Corporations Act where shareholder approval is not required.

If any Buyback Tender proceeds, a booklet containing further details in relation to the Buyback Tender (Buyback Booklet), including an invitation to participate and the terms of the relevant Buyback Tender, would be sent to shareholders. The terms of any such Buyback Tender would not be substantially different from the terms set out in the Annexure. At this stage, no decision has been made as to whether any Buyback Tender or any on-market buyback will proceed (and if so, the timing of any such buyback) or as to whether more than one Buyback Tender or on-market buyback programme will proceed. Off-market buyback tenders currently provide an advantageous method of returning capital. The benefits of a Buyback Tender are considered to include the following:

•	the structure of a Buyback Tender allows the buyback of Ordinary Shares at a discount to prevailing market prices;

•	the board expects that a Buyback Tender would improve earnings per share and return on equity for shareholders who remain holding Ordinary Shares;

•	participation is optional and shareholders have maximum flexibility to arrange their participation to suit their own circumstances;

•	a Buyback Tender would allow Rio Tinto Limited to determine the most appropriate number of Ordinary Shares to buy back based on shareholder demand;

•	a Buyback Tender should allow shareholders whose tenders are accepted to sell Ordinary Shares without incurring the usual brokerage costs; and

•	a Buyback Tender provides an efficient means of returning capital to shareholders in Rio Tinto Limited and enables the Rio Tinto Group to maintain a more efficient capital structure and to reduce its cost of capital.

Nonetheless, if conditions change, the board may form the view that it is appropriate for Rio Tinto Limited to buy back Ordinary Shares on-market. On-market buybacks allow Rio Tinto Limited to

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buy back shares over time, depending on market conditions and prices. Any on-market buybacks would occur in accordance with the Listing Rules of the ASX from time to time. At present, the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on-market must not be more than five per cent above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which shares are to be bought back.

The board believes that the buybacks authorised under resolution 1 could be undertaken without prejudicing the Rio Tinto Group’s ability to maintain its progressive dividend policy. The board does not consider that such buybacks would pose any significant disadvantage to shareholders or that there would be any material impact on the control of the Rio Tinto Group or the relative voting power of shareholders in each of Rio Tinto Limited and Rio Tinto plc (this is discussed further below). However, in making their decision, shareholders should be aware that buybacks by Rio Tinto Limited would result in a reduction in the number of Ordinary Shares on issue but, given the number of Ordinary Shares that might be bought back under the requested authority, the board does not expect that there would be any material change in the index weighting or liquidity of the Ordinary Shares.

Size of any buybacks

The authority sought by resolution 1 permits Rio Tinto Limited to buy back Ordinary Shares under one or more Buyback Tenders or on-market, during the period following the approval until (and including) the 2008 annual general meeting or 26 April 2008 (whichever is the later), up to a limit of 28.5 million Ordinary Shares. This number represents approximately 10 per cent of the number of Ordinary Shares on issue in the capital of Rio Tinto Limited as at 28 February 2007, excluding from that number the Ordinary Shares held by THA1. Any Ordinary Shares bought back from THA under the authority sought in resolution 2 are excluded from the calculation of the number of Ordinary Shares Rio Tinto Limited may be able to buy back under this limit.

Subject to this limit, the number of Ordinary Shares to be bought back (if any) will be determined by the directors. By way of illustration, if Ordinary Shares with a total value of A$500 million are bought back under a Buyback Tender, and the buyback price under that Buyback Tender is A$66.53 (this assumes, for illustrative purposes only, that the relevant market value at the time is A$75.60 and that the tender discount is set at 12 per cent), the number of Ordinary Shares that would be bought back under the Buyback Tender would be approximately 7.52 million.

Effect on Rio Tinto Limited

Financial impact

The consideration paid under any Buyback Tenders or on-market buybacks undertaken pursuant to resolution 1 would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. The anticipated funding required for any such buybacks (if funded by debt) would be well within the debt capacity of the Rio Tinto Group and so is not expected to have any adverse effect on existing operations or current investment plans. In particular, the Group’s gearing and

[1]	As at 28 February 2007, Rio Tinto Limited had 456,815,943 Ordinary Shares on issue, of which 171,072,520 were held by THA.

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interest cover would remain at prudent levels, and the board does not expect that the Rio Tinto Group’s intended capital management programme would affect the credit ratings of the Rio Tinto Group.

By way of illustration, a repurchase by Rio Tinto Limited of Ordinary Shares with a total value of A$500 million would (if funded by debt) increase net debt and reduce shareholders’ funds by A$500 million and, on the basis of the Group’s 2006 audited financial statements, the ratio of net debt to total capital would increase by 1.8 per cent.

If they proceed, the precise impact of any buybacks will not be known until they are completed as this will depend on the buyback price paid, the number of Ordinary Shares repurchased and the timing of the repurchases.

Effect on control

While all eligible shareholders in Rio Tinto Limited would have an opportunity to participate in any Buyback Tender, the percentage of each shareholder’s interest which may be bought back under a Buyback Tender would depend on a number of factors, including the discounts at which shareholders tender their Ordinary Shares, the number of Ordinary Shares they tender, the ultimate price set under the Buyback Tender, any required scale back and the number of Ordinary Shares bought back. The impact of each of these factors would not be known until after a Buyback Tender has closed.

Similarly, under any on-market buyback by Rio Tinto Limited, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back.

Given the maximum aggregate size of any buybacks under resolution 1, they are not expected to have any change of control implications for Rio Tinto Limited or the Rio Tinto Group. On its own, a Buyback Tender or an on-market buyback by Rio Tinto Limited would reduce the number of ordinary shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Rio Tinto Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, given the proposed on-market purchases of Rio Tinto plc ordinary shares, the number of Rio Tinto plc ordinary shares on issue may also reduce and so there may not be a change in this proportion. Given the limit on the size of the buybacks permitted under the authorities being sought, the board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Rio Tinto Group or on the relative voting power of the shareholders in each of Rio Tinto Limited and Rio Tinto plc.

It should be noted that under the Rio Tinto dual listed companies structure, the shares in Rio Tinto Limited held by THA are only entitled to be voted in limited circumstances and only to reflect the voting wishes of the public shareholders of Rio Tinto plc. In particular, THA will not vote on resolution 1.

Other information

Share price information

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The closing price of Rio Tinto Limited’s Ordinary Shares on the ASX on 28 February 2007 was A$75.60. The highest and lowest market sale prices for the Ordinary Shares on the ASX during each of the preceding four months were as follows:

				Volume
				Weighted
		Low	High	Avg Price*
	Month	A$	A$	A$
	Feb	74.82	80.52	77.02
	Jan	69.35	77.84	73.74
	Dec	72.82	78.00	73.79
	Nov	72.09	82.20	76.28
	Source: IRESS

*	Calculated as the total value of Ordinary Shares divided by the total volume of Ordinary Shares traded on the ASX over the specified month. Includes exercise of options.

Australian tax considerations

For Australian taxation purposes, a Buyback Tender would constitute an ‘off-market’ buyback. As such, the price paid to shareholders to buy back their Ordinary Shares would have two components for Australian tax purposes: a capital component and a deemed dividend component.

Rio Tinto Limited has not commenced discussions with the Australian Taxation Office to confirm this and other proposed tax treatments for shareholders who participate in a Buyback Tender. If the board elects to proceed with a Buyback Tender, further details on these matters would be provided to shareholders in the relevant Buyback Booklet.

For Rio Tinto Limited, if the deemed dividend component was franked, the effect of a Buyback Tender would be to reduce its available franking credits.

If Rio Tinto Limited were to undertake an on-market buyback, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buyback may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

While Buyback Tenders and/or on-market buybacks may result in a reduction of available franking credits, the board nonetheless expects Rio Tinto Limited to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Foreign Investment Review Board (FIRB)

Rio Tinto Limited is required to seek approval from FIRB for any share buybacks. As has been the case in the past, the Company has therefore submitted its application for such approval to FIRB.

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Australian Securities and Investments Commission (ASIC)

Under the Corporations Act, a company is entitled to buy back shares under a selective buyback (such as a Buyback Tender) provided that, among other things, the terms of the relevant buyback agreement are approved by a special resolution passed at a general meeting of the company, with no votes being cast in favour of the resolution by any person, or their associates, whose shares are proposed to be bought back. Given that it is not possible to determine at this time whose Ordinary Shares would be acquired under any Buyback Tenders, ASIC has granted relief to permit all shareholders in Rio Tinto Limited to vote on resolution 1.

Resolution 2 –
Renewal of authorities to buy back shares held by Rio Tinto plc

The purpose of resolution 2 is to seek renewal of the authorities previously granted by shareholders for Rio Tinto Limited to buy back Ordinary Shares from THA (a wholly owned subsidiary of Rio Tinto plc) under a selective buyback agreement. Such authorities have been in place since 1998 and are regularly renewed by Rio Tinto Limited to maintain flexibility in its capital management programme. The authorities were last renewed at the 2006 annual general meeting. Under this year’s authority (like the previous year), Rio Tinto Limited and THA can agree the price for any Ordinary Shares to be bought back from THA at the relevant time, subject to the price cap described below.

The directors will only proceed with any buybacks under this authority if they believe them to be in the best interests of shareholders. At present, Rio Tinto Limited is considering a buyback from THA during 2007 of up to around US$1 billion of Ordinary Shares (based on a share price of A$75.60, this equates to 16.8 million Ordinary Shares, which would take THA’s holding in Rio Tinto Limited from 37.5 per cent to 35.1 per cent). Further buybacks are also possible.

The terms of the selective buybacks from THA proposed under resolution 2 are set out in the draft buyback agreement entitled “2007 RTL-THA Agreement”. In summary, Rio Tinto Limited will be able to buy back, from time to time, such number of Ordinary Shares as nominated by Rio Tinto Limited, up to all the Ordinary Shares held by THA. The directors would only nominate such number of Ordinary Shares to be bought back as they considered was in the best interests of Rio Tinto Limited. Shares bought back from THA under this authority would be bought back at a price to be agreed between Rio Tinto Limited and THA at the time, provided that the price per share is not greater than the average market price (as that term is defined in the Listing Rules of the ASX) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which the shares are to be purchased.

The consideration would be cash, securities or such other valuable consideration as is agreed. Given the dual listed companies structure, the consideration for any buybacks from THA would remain within the Rio Tinto Group.

Accordingly, any such buybacks are not expected to have any adverse effect on existing operations or current investment plans. In particular, if funded by borrowings, the Group’s gearing and interest cover would remain at prudent levels.

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The continued ability to buy back shares held by THA facilitates the management of the Group’s cash resources and financing and such buybacks would not have any material effect on the control of the Group.

For Australian taxation purposes, a buyback from THA would constitute an ‘off-market’ buyback. As such, the price paid would have two components for Australian tax purposes: a capital component and a deemed dividend component. If the deemed dividend component was franked, the effect would be to reduce Rio Tinto Limited’s available franking credits, though the board expects Rio Tinto Limited to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Rio Tinto has sought FIRB approval for any buybacks under resolution 2. THA and its associates will not vote on resolution 2.

Resolution 3 –
Amendments to the constitution and articles of association

As a result of the implementation in the United Kingdom of the European Union Directive on Takeover Bids (Takeover Directive) on 20 May 2006, it is desirable to make certain consequential amendments to the ‘Change of control’ provisions in Rio Tinto Limited’s constitution (rule 145) and in the Rio Tinto plc articles of association (article 64).

The change of control provisions were introduced as part of the DLC merger in 1995. Their purpose is to ensure that no one gains control of either Rio Tinto Limited or Rio Tinto plc without making an offer to the shareholders of both entities. The directors believe this is in the best interests of shareholders of both Rio Tinto Limited and Rio Tinto plc. In particular, these provisions apply to a person with an interest in shares in either or both Companies which together carry 20 per cent or more of the total votes on a Joint Decision (referred to as a Relevant Person), provided that, if the person who has 20 per cent or more of the total votes on a Joint Decision only has an interest in shares in one of the Companies, that person will be a Relevant Person if they have an interest in 30 per cent or more of the total votes attaching to all shares in that company other than the Special Voting Share.

The current change of control provisions state that if the directors become aware that a person has become a Relevant Person then, unless the person is a Permitted Person, as described below, the directors must give notice to that person (and others) setting out certain restrictions and conditions applicable to the shareholding in which that person has an interest. A Permitted Person includes, in broad terms, a person who has made complying offers for shares in both Rio Tinto Limited and Rio Tinto plc.

The result of the directors giving such a notice to a Relevant Person is that the voting and certain other rights attaching to the relevant shares are suspended until the appropriate remedial action is taken, such as a disposal of the shares or the person becoming a Permitted Person (for example, by making complying takeover offers). If the requirements of the notice are not met within the time specified in the notice, the directors have the power to arrange the compulsory disposal of such number of shares as is necessary to result in the Relevant Person ceasing to be a Relevant Person.

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The existing change of control provisions confer certain discretions on the directors with respect to this process. In particular, the directors are able to specify the time in which the notice must be complied with and they have the discretion (but not the obligation) to require a disposal of the relevant shares if the notice is not otherwise complied with by the addressee.

There is, however, a possibility that an unintended consequence of the implementation of the Takeover Directive in the UK is that, technically, the directors’ ability to exercise such discretions in circumstances in which a takeover offer had been announced or was believed to be imminent might be affected.

Consequently, it is proposed to amend the relevant aspects of the notice provisions described above to remove some of the discretions and, at the same time, to clarify parts of the provisions. In particular, if resolution 3 is passed, when specifying a time for compliance with a notice, the directors will have to specify a time between 7 and 60 days (which can be extended by up to a further 30 days) and, in addition, if the notice is not complied with, the directors will be required to cause a disposal of the relevant shares. The changes are being proposed to both Rio Tinto Limited’s constitution and to Rio Tinto plc’s articles of association to ensure the documents are consistent.

Resolution 3 must be passed by separate special resolutions of each of Rio Tinto Limited and Rio Tinto plc.

There is available on the Rio Tinto website (www.riotinto.com) the texts of rule 145 of Rio Tinto Limited’s constitution and article 64 of Rio Tinto plc’s articles of association as they will be if resolution 3 is passed, with the differences from the current form of rule 145 and of article 64 marked. Alternatively, a hard copy version is available from the Company Secretary.

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Resolutions 4 to 8 –
Election and re-election of directors

Under Rio Tinto Limited’s constitution, any director appointed by the directors as an additional director holds office only until the next annual general meeting. Michael Fitzpatrick has been appointed a director of Rio Tinto Limited since the last annual general meeting and, in accordance with the constitution, retires and offers himself for election.

The board believes the election of Michael is in the best interests of the Group as he brings skills, experience and knowledge to the board proceedings which will enhance and maintain an effective board. His appointment was recommended to the board by the Nominations Committee following a thorough evaluation process.

Under Rio Tinto Limited’s constitution, any director who is elected by shareholders at the first annual general meeting after their appointment must retire and, if they so wish, offer themselves for re-election at least once every three years. This is known as retirement by rotation. In addition, it is also a requirement of the constitution that at least one third of the board retire by rotation at each annual general meeting.

Ashton Calvert, Guy Elliott, Lord Kerr and Sir Richard Sykes retire by rotation this year and, being eligible, offer themselves for re-election.

The board has adopted a policy on directors’ independence. Applying the criteria within the policy, the board is satisfied that Michael Fitzpatrick, Ashton Calvert, Lord Kerr and Sir Richard Sykes are independent. Guy Elliott, as an executive director, is not independent.

Non-executive directors are normally expected to serve two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms. Sir Richard, who is the senior independent non executive director, has served three terms of three years. To assist the board during a period of executive transition, at the request of the board, he has agreed to stand for re-election. Under provision A.7.2 of the UK Combined Code on Corporate Governance, directors who serve for longer than nine years must stand for re-election every year. It is, however, Sir Richard’s intention to serve for one further year only and to retire at the conclusion of the 2008 annual general meetings. The board is satisfied that the strength and objectivity of Sir Richard’s contribution to the board is fully consistent with that of an independent director.

Following a formal performance evaluation as described in the Corporate Governance report contained in the 2006 Annual report and financial statements and the 2006 Annual review, all the directors’ performances continue to be effective and demonstrate commitment. The board therefore recommends the election of Michael Fitzpatrick and the re-elections of Ashton Calvert, Guy Elliott, Lord Kerr and Sir Richard Sykes.

Brief biographical details of each of the directors standing for election and re-election are given below. Full details, including directors’ other appointments, are provided in the Annual report, Annual review and on the Rio Tinto website: www.riotinto.com

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Michael Fitzpatrick was appointed as a director of Rio Tinto in June 2006. Michael recently sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd, the pioneering infrastructure asset management company which he founded in 1994. He is chairman of the Victorian Funds Management Corporation, which manages funds on behalf of the State of Victoria, and of Treasury Group Limited, an incubator of fund management companies. He is also a Director of The Walter & Eliza Hall Institute of Medical Research.

Michael has many years’ experience of the financial services industry, and as chairman of a major company, provides an important contribution to the board and the committees. Based on a positive assessment of his performance, he is recommended for election.

Ashton Calvert was appointed a director of Rio Tinto in February 2005. Ashton retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.

Ashton’s considerable experience in the Australian foreign service and in the Asian region enable him to make a major contribution to the board and its committees. Based on a positive assessment of his performance, he is recommended for re-election.

Guy Elliott has been finance director of Rio Tinto since 2002. He was last re-elected by shareholders in 2004. Guy joined the Group in 1980 after gaining an MBA. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.

In the view of the board Guy continues to provide strong and effective leadership to the Group and is recommended for re-election.

Lord Kerr has been a director of Rio Tinto since 2003. After reading history at Oxford, Lord Kerr was a member of the UK Diplomatic Service for 36 years, heading the Service from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His foreign service abroad included periods in the Soviet Union and Pakistan, Ambassador to the European Union from 1990 to 1995, Ambassador to the US from 1995 to 1997 and Secretary-General, EU Constitutional Convention during 2002-3. Lord Kerr has been a member of the House of Lords since 2004.

Lord Kerr’s considerable experience in the Diplomatic service and his position on the boards of other major companies enable him to make a major contribution to the board and its committees, and he is recommended for re-election.

Sir Richard Sykes has been a director of Rio Tinto since 1997. He was appointed the senior non-executive director in 2005 and is chairman of the Remuneration committee. After reading microbiology at the University of London, Sir Richard obtained doctorates in microbial chemistry

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and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc, Sir Richard is a Fellow of the Royal Society.

His experience as chairman and chief executive of a global company and subsequently as head of an important academic institution enables him to continue to make a major contribution to the board and its committees and based on a positive assessment of his performance, he is recommended for reelection.

Resolution 9 –
Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration

Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. Under Rio Tinto Limited’s constitution the appointment of Rio Tinto plc’s auditors is a joint decision matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders since the dual listed companies structure was established in 1995. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. PricewaterhouseCoopers remain the auditors for Rio Tinto Limited. In accordance with English company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to fix the auditors’ remuneration.

Resolution 10 –
Approval of Remuneration report

Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 69 to 81 of the 2006 Annual report and financial statements and pages 37 to 49 of the 2006 Annual review. The report can also be found on the Rio Tinto website.

Resolution 11 –
Receipt of reports and financial statements
The directors are required by the Corporations Act to present the financial report, the Directors’ report and the Auditors’ report to the meeting.

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Annexure

Summary of terms of any Buyback Tenders and further information

Off-market tenders

Any Buyback Tender would be conducted as an off-market buyback tender. An off-market buyback tender involves Rio Tinto Limited inviting each shareholder who is eligible to participate to tender to sell Ordinary Shares to Rio Tinto Limited on the terms to be set out in the relevant Buyback Booklet. If Rio Tinto Limited accepts the tender, then a buyback agreement is formed on those terms.

Participation in a Buyback Tender would be on a voluntary basis. Eligible shareholders would not have to sell their Ordinary Shares if they did not want to. Shareholders would also have the right to withdraw tenders during the period in which tenders can be made (the Tender Period) subject to complying with specified notification procedures.

The terms of any Buyback Tender would be substantially as follows. The Buyback Booklet for a Buyback Tender would also include terms ancillary to these principal terms (e.g. warranties and undertakings, such as those contained in the booklet for the 2005 buyback tender).

Tender process overview

Each shareholder eligible to participate in a Buyback Tender would be able to submit a tender if they wish to sell Ordinary Shares. The tender must specify the number of Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date, and must specify the nominated discount(s) (within the tender discount range to be specified in the relevant Buyback Booklet) to the relevant market price at which the shareholder offers to sell their tendered Ordinary Shares. For these purposes, the relevant market price would be the volume weighted average price of all trades of Ordinary Shares on ASX’s trading platform during the five trading days up to and including the closing date of the Tender Period, including the closing single price auction but excluding not “at-market” trades (e.g. special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Ordinary Shares, and any other trades that the directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand) (VWAP). Details would be in the relevant Buyback Booklet. The specified tender range would be a range of discounts at one per cent intervals. The largest discount is expected to be 14 per cent and the smallest discount would not be less than five per cent.

Shareholders would be able to submit offers to sell different blocks of their shareholding for different discounts within the specified tender discount range, subject to the rule for shareholders with Small Shareholdings (described below).

Alternatively, shareholders would be able to submit a ‘Final Price Tender’. A Final Price Tender is a tender in which the shareholder elects to receive the Buyback Price (described below) determined through the tender process.

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The tender form for a Buyback Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their Ordinary Shares bought back (Minimum Price), having first selected their tender discount. If the Buyback Price under a Buyback Tender is below the Minimum Price selected by the shareholder, that tender would not be accepted.

After the close of the Tender Period, Rio Tinto Limited would determine the largest discount within the tender range (the Buyback Discount) which would enable Rio Tinto Limited to buy back the number of Ordinary Shares that it determines to buy back. All shareholders submitting successful tenders would receive the same price (the Buyback Price) for each Ordinary Share bought back from them.

If the buyback proceeds, Rio Tinto Limited would accept Ordinary Shares tendered at a discount which is equal to or greater than the Buyback Discount or as a Final Price Tender subject to the scale back mechanism (as described below). Acceptance of tenders would also be subject to any Minimum Price selected by a participating shareholder in respect of those Ordinary Shares. Ordinary Shares tendered at a discount which is less than the Buyback Discount would not be bought back.

After the close of the Tender Period, Rio Tinto Limited’s shareholders would be advised by announcement to the ASX of the total number of Ordinary Shares to be bought back, the Buyback Discount and the Buyback Price.

Shareholders with Small Shareholdings

Any shareholder who has a Small Shareholding (i.e. a registered holding of 100 Ordinary Shares or less) would be able to tender all but not some of their Ordinary Shares under a Buyback Tender and they may do so at only one of the specified discounts or as a Final Price Tender.

Scale back mechanism

If the total number of Ordinary Shares tendered at a discount which is equal to or greater than the Buyback Discount and as Final Price Tenders is more than the number of Ordinary Shares Rio Tinto Limited wishes to buy back, then a scale back mechanism would be applied as follows.

(a)	Where the Buyback Discount is lower than the maximum discount in the tender discount range:
	(i)	Tenders conditional on a Minimum Price that is greater than the Buyback Price would be rejected;
	(ii)	Ordinary Shares tendered at a discount greater than the Buyback Discount and as Final Price Tenders would be accepted in full;
	(iii)	a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buyback Discount;
	(iv)	Excluded Tenders (see below) would be accepted in full; and
	(v)	Ordinary Shares tendered at a discount equal to the Buyback Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis.

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(b)	Where the Buyback Discount is equal to the maximum discount in the tender discount range:
	(i)	Tenders conditional on a Minimum Price that is greater than the Buyback Price would be rejected;
	(ii)	a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buyback Discount or as a Final Price Tender;
	(iii)	Excluded Tenders (see below) would be accepted in full; and
	(iv)	Ordinary Shares tendered at a discount equal to the Buyback Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis.

If a scale back is applied, all fractions would be rounded down to the nearest Ordinary Share.

Excluded Tenders

An Excluded Tender is a tender submitted by a shareholder who tenders all of their Ordinary Shares at a discount equal to or greater than the Buyback Discount or as Final Price Tenders and who would have a Small Shareholding as a result of a scale back. As described above, Excluded Tenders would not be scaled back.

Priority Allocation

In the event of a scale back, a Priority Allocation would apply as described above in respect of up to the first 100 Ordinary Shares successfully tendered by each shareholder or such lesser number of Ordinary Shares that is determined by Rio Tinto Limited to be the Priority Allocation.

Effect of Buyback Tender on voting rights and dividend rights

Shareholders would be entitled to vote (in accordance with the voting rights attached to their Ordinary Shares) at any meeting of Rio Tinto Limited that is held during the relevant Tender Period, even if they have lodged a tender to sell some or all of their Ordinary Shares to Rio Tinto Limited under a Buyback Tender.

Shareholders would also be entitled to any dividends (in accordance with the dividend rights attached to their Ordinary Shares) where the record date for the dividend occurs prior to the date on which Rio Tinto Limited enters into the buyback agreements with shareholders under a Buyback Tender.

Once a buyback agreement is entered into in respect of Ordinary Shares tendered, by operation of the Corporations Act, the rights attaching to those Ordinary Shares would be suspended and immediately after the registration of the transfer of Ordinary Shares bought back Rio Tinto Limited, the Ordinary Shares would be cancelled.

Buyback Price

The consideration for a buyback of Ordinary Shares under a Buyback Tender would be a cash amount determined in accordance with the following formula:

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A = B x (1 - C)

Where:

A is the Buyback Price (that is, the price per Ordinary Share, rounded to the nearest cent, to be paid for all Ordinary Shares bought back under the Buyback Tender).

B is the relevant VWAP (as discussed above).

C is the Buyback Discount.

So, for example, if the relevant VWAP (i.e. B) is A$75.60, and the Buyback Discount (i.e. C) is 12 per cent, the Buyback Price would be A$66.53 (i.e. A$75.60 x (1 – 0.12)) ..

Eligible Shareholders

Subject to certain exceptions (as set out below), Rio Tinto Limited would invite all holders of Ordinary Shares (on its register on the record date to determine entitlements to participate in a Buyback Tender) to make an offer to have Ordinary Shares bought back by Rio Tinto Limited under a Buyback Tender.

However, where it is not lawful for shareholders in foreign jurisdictions to participate in a Buyback Tender (e.g. it may be unlawful for Rio Tinto Limited to extend the invitation to such shareholders without undertaking additional requirements or Rio Tinto Limited may be prohibited from paying money to such shareholders), such shareholders would not be eligible to participate in the Buyback Tender. Further information would be set out in the relevant Buyback Booklet provided in respect of a Buyback Tender.

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Shareholder information

Useful addresses

Shareholders
Please contact the registrar if you have any queries about your shareholding.

Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne Victoria 3000

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500

Australian residents only,
Toll free: 1800 813 292
Website: www.computershare.com

General enquiries
If you require general information about Rio Tinto please contact the External Affairs department.

Registered Office
Rio Tinto Limited
Level 33, 120 Collins Street
Melbourne, Victoria 3000
ABN: 96 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Financial calendar
1 February 2007
Announcement of results for 2006

7 March 2007
Shares quoted “ex-dividend” for 2006 final dividend

14 March 2007
Record date for 2006 final dividend

21 March 2007
Plan notice date for election under the Dividend Reinvestment Plan for the 2006 final dividend

13 April 2007
Payment date for 2006 final dividend

13 April 2007
Annual general meeting for Rio Tinto plc

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27 April 2007
Annual general meeting for Rio Tinto Limited

2 August 2007
Announcement of half year results for 2007

8 August 2007
Shares quoted “ex-dividend” for 2007 interim dividend

14 August 2007
Record date for 2007 interim dividend

15 August 2007
Plan notice date for election under the Dividend Reinvestment Plan for the 2007 interim dividend

6 September 2007
Payment date for 2007 interim dividend

February 2008
Announcement of results for 2007

Publications
The following publications may be obtained from Rio Tinto:
2006 Annual report and financial statements
2006 Annual review
2006 Sustainable development review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders]

Copies of the 2006 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited

The Rio Tinto Limited parent entity financial statements are available by request free of charge from the Company Secretary. These financial statements are also available for download from the Rio Tinto website.

Rio Tinto on the web
Information about Rio Tinto is available on our website: www.riotinto.com

Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.